UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Geovic Mining Corp.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

373686203
(CUSIP Number)

(02/14/2011)
(Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)
☐      Rule 13d(c)
☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 373686203		PAGE 2 OF 8

1.	NAME OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
Paul D. Rose

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5.	SOLE VOTING POWER
SHARES		8,415,411
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER*
EACH		339,920
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		8,415,411
WITH	8.	SHARED DISPOSITIVE POWER
		339,920

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,755,331

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 373686203		PAGE 3 OF 8

1.	NAME OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
Jean Rose

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5.	SOLE VOTING POWER
SHARES		654,072
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER†
EACH		339,920
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		654,072
WITH	8.	SHARED DISPOSITIVE POWER
		339,920

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,992

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%

12.	TYPE OF REPORTING PERSON IN

† See Exhibit A regarding how securities are shared

Item 1.	(a)	Name of Issuer: Geovic Mining Corp.

	(b)	Address of Issuer's Principal Executive Offices:
1200 17th Street, Suite 980
Denver, CO 80202

Item 2.	(a)	Name of Persons Filing:
Paul D. Rose Jean L. Rose

	(b)	Address of Principal Business Office:
14465 NW Belle Place Beaverton, OR 97006

	(c)	Citizenship: Paul D. Rose and Jean L. Rose - USA

	(d)	Title of Class of Securities: Common Stock, par value $0.0001

	(e)	CUSIP Number: 373686203

Item 3.		If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Paul D. Rose and Jean L. Rose are filing as a group as provided by Schedule 13G (§240.13d-1(b)(1)(II)(J).

Item 4.	(a)	Amount Beneficially Owned:
Paul D. Rose: 8,715,331 Jean L Rose : 993,992

	(b)	Percent of Class: Paul D. Rose: 8.4% Jean L. Rose: 0.3% Total 8.7%

	(c)	Number of shares as to which such person has: (i) sole power to vote or to direct the vote:

(i) sole power to vote or to direct the vote:

Paul D. Rose: 8,415,411 Jean L. Rose: 654,072

(ii) shared power to vote or to direct the vote:

Paul D. Rose: 339,920 Jean L. Rose: 339,920

(iii) sole power to dispose or to direct the disposition of:

Paul D. Rose: 8,415,411 Jean L. Rose: 654,072

(iv) shared power to dispose or to direct the disposition of:

Paul D. Rose: 339,920 Jean L. Rose: 339,920

Item 5.		Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.		Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.		Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

/s/ Paul D. Rose
Paul D. Rose, individually

/s/ Jean L. Rose
Jean L. Rose, individually

EXHIBIT A

 Paul D. Rose is married to Jean L. Rose. Paul D. Rose is trustee to seven separate trusts for children, nieces and nephews holding an aggregate of 522,540 shares.

EXHIBIT B
JOINT FILING AGREEMENT

Each of the undersigned hereby agrees and consents to the execution and joint filing on their behalf by Paul D. Rose of this Schedule 13G regarding beneficial ownership of Common Stock of Geovic Mining Corp. as of February 14, 2011.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 14, 2011.

/s/ Paul D. Rose
Paul D. Rose, individually

/s/ Jean L. Rose
Jean L. Rose, individually